Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports second quarter results

Saskatoon, Saskatchewan, Canada, July 27, 2017 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2017 in accordance with International Financial Reporting Standards (IFRS).

“I am very pleased to announce that we have settled our tax dispute with the United States Internal Revenue Service (IRS) for the years 2009 through 2012,” said president and CEO, Tim Gitzel. “We are required to pay about $122,000 (US), compared to the originally proposed tax expense of $122 million (US). We are encouraged by this outcome as we believe it confirms, from an IRS perspective, our view that our structure and transfer pricing arrangements are appropriate.

“We continue to face difficult market conditions, with the average year-to-date uranium spot price down 13% compared to the 2016 average. Our weaker outlook for 2017 compared to 2016 reflects the low uranium prices and the effects of the actions we have taken to address them. These actions are part of a very deliberate and disciplined strategy to strengthen the company in the long term. In the current environment, we have reduced supply, avoided selling into a weak spot market, resisted locking-in long-term commitments at today’s low prices, and of course, we have significantly reduced costs. For the first six months of the year, the average unit cost of sales (including depreciation and amortization) in our uranium segment was down 15%, our cash production costs were down 23%, exploration costs were down 41%, and direct administration costs were down 28%. Our planned capital expenditures for 2017 are also 20% lower than in 2016. We can’t control the market, so our focus is on our tier-one strategy. That strategy sets Cameco apart as both a financially stable operator generating solid cash flows in a discretionary market, and as an experienced producer positioned to grow as the market improves, delivering increased shareholder value in the long-term.”

Summary of second quarter results and developments:

•	United States Internal Revenue Service (IRS) settlement: In July, our Cameco US subsidiary reached a settlement with the IRS regarding their audit of the 2009 through 2012 taxation years, which will result in a cash tax payment of $122,000 (US) in the third quarter.

•	Net losses of $2 million; adjusted net losses of $44 million: While our core business remains strong, when comparing 2017 to 2016, our second quarter results were impacted by the loss of the TEPCO contract, a change in the Saskatchewan corporate tax rate that reduced our deferred tax asset, a lower average realized price in our uranium segment, and a write-down of the value of NUKEM’s inventory, partially offset by higher uranium delivery volumes and the weakening of the Canadian dollar.

•	Updated annual guidance: Our 2017 outlook for NUKEM sales volume has increased, resulting in higher expected consolidated revenue, and the change in the Saskatchewan corporate tax rate impacted our deferred tax asset, resulting in a change in our consolidated tax outlook from a recovery, to an expense. Additionally, our outlook for capital expenditures has decreased due to lower expected spending at McArthur River and Cigar Lake. Although we’ve modified these specific aspects of our 2017 financial outlook, overall, our annual outlook, as presented in our 2016 annual MD&A and 2017 first quarter MD&A, continues to point to weaker adjusted net earnings results than in 2016. However, cash from operations is expected to be higher than the $312 million reported in 2016.

•	Average realized price remains weighted to fourth quarter: Due to the contracts we expect to deliver under in the third quarter, we expect pricing on deliveries in our uranium segment to yield the weakest quarterly result in 2017, with a higher average realized price expected on deliveries in the fourth quarter. Our expected 2017 annual average realized price remains unchanged at $49.00 per pound.

•	Costs continue to trend lower: We continued to see significant cost reductions in our core business over the first six months of the year. However, the long-term cost reduction strategies we have implemented are expected to have a short-term impact on our production costs. The mandatory summer vacation periods and planned maintenance shutdowns at our northern Saskatchewan operations are now underway, and will result in lower third quarter production from our Saskatchewan operations. As a result, we expect unit costs of production to be significantly higher in the third quarter than in the first two quarters. Despite this quarterly fluctuation, we continue to expect the 2017 annual average unit cost of sales (including depreciation and amortization) to be between $36.00 and $38.00 per pound, a decrease of about 5% to 10% compared to 2016.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2017	2016	CHANGE	2017	2016	CHANGE
Revenue	470	466	1%	862	875	(1)%
Gross profit	93	43	>100%	148	161	(8)%
Net losses attributable to equity holders	(2)	(137)	99%	(20)	(59)	66%
$ per common share (basic)	(0.00)	(0.35)	100%	(0.05)	(0.15)	67%
$ per common share (diluted)	(0.00)	(0.35)	100%	(0.05)	(0.15)	67%
Adjusted net losses (non-IFRS, see page 3)	(44)	(57)	23%	(73)	(64)	(14)%
$ per common share (adjusted and diluted)	(0.11)	(0.14)	21%	(0.18)	(0.16)	(13)%
Cash provided by (used in) operations (after working capital changes)	130	(51)	>100%	122	(328)	>100%

The financial information presented for the three months and six months ended June 30, 2016 and June 30, 2017 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the second quarter and first six months of 2017, compared to the same periods in 2016.

CHANGES IN EARNINGS		THREE MONTHS ENDED		SIX MONTHS ENDED
($ MILLIONS)		JUNE 30		JUNE 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
Net losses – 2016		(137)	(57)	(59)	(64)

Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	12	12	18	18
	Lower realized prices ($US)	(51)	(51)	(111)	(111)
	Foreign exchange impact on realized prices	11	11	(5)	(5)
	Lower costs	74	74	78	78

	Change – uranium	46	46	(20)	(20)

Fuel services	Lower sales volume	(1)	(1)	(5)	(5)
	Higher realized prices ($Cdn)	7	7	19	19
	Higher costs	—	—	(7)	(7)

	Change – fuel services	6	6	7	7

NUKEM	Gross profit	(4)	2	(4)	2

	Change – NUKEM	(4)	2	(4)	2

Lower administration expenditures		17	17	29	29
Lower impairment charge		124	—	124	—
Lower exploration expenditures		6	6	12	12
Rabbit Lake reclamation provision		12	—	6	—
Lower loss on disposal of assets		—	—	4	4
Lower loss (lower gain) on derivatives		34	—	(42)	18
Foreign exchange gains (losses)		(18)	(18)	14	14
Lower income tax recovery		(94)	(52)	(89)	(73)
Other		6	6	(2)	(2)

Net losses – 2017		(2)	(44)	(20)	(73)

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory adjustments, Rabbit Lake reclamation provisions, impairment charges, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2017	2016	2017	2016
Net losses attributable to equity holders	(2)	(137)	(20)	(59)

Adjustments
Adjustments on foreign exchange derivatives	(44)	(10)	(66)	(126)
NUKEM purchase price inventory adjustment	—	(6)	—	(6)
Impairment charge	—	124	—	124
Rabbit Lake reclamation provision	(12)	—	(6)	—
Income taxes on adjustments	14	(28)	19	3

Adjusted net losses	(44)	(57)	(73)	(64)

Selected segmented highlights

					THREE MONTHS			SIX MONTHS
					ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS					2017	2016	CHANGE	2017	2016	CHANGE
Uranium	Production volume (million lbs)				7.1	7.0	1%	13.8	14.0	(1)%
	Sales volume (million lbs)[1]				6.1	4.6	33%	11.8	10.5	12%
	Average realized price	($	US/lb	)	36.51	42.91	(15)%	35.50	42.52	(17)%
		($	Cdn/lb	)	49.11	55.70	(12)%	47.36	57.16	(17)%
	Revenue ($ millions)[1]				298	256	16%	558	603	(7)%
	Gross profit ($ millions)				84	38	121%	128	148	(14)%
Fuel services	Production volume (million kgU)				2.2	2.6	(15)%	4.8	5.9	(19)%
	Sales volume (million kgU)				2.7	2.9	(7)%	4.3	5.2	(17)%
	Average realized price	($	Cdn/kgU	)	30.46	27.75	10%	31.50	27.06	16%
	Revenue ($ millions)				82	81	1%	137	140	(2)%
	Gross profit ($ millions)				24	19	26%	38	32	19%
NUKEM	Uranium sales (million lbs)[1]				2.5	2.4	4%	4.9	2.4	104%
	Average realized price	($	Cdn/lb	)	34.86	52.51	(34)%	34.24	52.24	(34)%
	Revenue ($ millions)[1]				88	129	(32)%	166	131	27%
	Gross loss ($ millions)				(15)	(10)	50%	(15)	(10)	50%

[1]	There were no significant intersegment transactions in the periods shown. Please see our second quarter MD&A for more information.

Management’s discussion and analysis and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2017, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2016, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on October 13, 2017, to shareholders of record at the close of business on September 29, 2017.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our weaker outlook for 2017; our actions and strategy to strengthen the company in the long term; our planned capital expenditures for 2017; our financial stability as an operator able to generate cash flows in a discretionary market; our position to grow as the market improves; our ability to deliver increased shareholder value in the long term; our 2017 outlook for NUKEM sales volume; our consolidated tax outlook; our expectations regarding our annual outlook and cash from operations for 2017; our expectations regarding third and fourth quarter pricing on deliveries in our uranium segment; the impact of our cost reduction strategies on our production costs; the impact of the summer shutdowns announced in January on our third quarter production; our expectations regarding unit costs of production in the third quarter and our 2017 annual average cost of sales. Material risks that could lead to a different result include: unexpected changes in demand for uranium, our production, sales and costs, taxes, our mineral reserve and resource estimates, and government regulations or policies; the risk that actual uranium prices and our average realized price are lower than we expect; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our cost reduction strategies are unsuccessful, or have unanticipated consequences; the risk we do not obtain regulatory approvals and agreement from joint venture partners to expand production capacity; and the risk our estimates and forecasts prove to be inaccurate. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: expanding capacity at our tier-one assets and their future production costs; uranium demand and prices; our production, sales, average realized price, capital expenditures, costs and taxes; the accuracy of our mineral reserve and other estimates; the absence of new and adverse government regulations or policies; the successful outcome of any litigation or arbitration claims against us; our ability to complete contracts on the agreed-upon terms; and that our cost reduction strategies will successfully achieve their objectives. Please also review the discussion in our quarterly and annual MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Thursday, July 27, 2017, at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (855) 327-6838 (Canada and US) or (604) 235-2082. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 27, 2017, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 1546)

2017 quarterly report release dates

We plan to announce our third quarter consolidated financial and operating results before markets open on October 27, 2017. The 2018 date for the announcement of our fourth quarter and 2017 consolidated financial and operating results will be provided in our 2017 third quarter MD&A. Announcement dates are subject to change.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries: Rachelle Girard (306) 956-6403

Media inquiries: Gord Struthers (306) 956-6593